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Alexander Cohen
Co-Founder & COO at The Terminal by Urvin Finance

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Co-Founder & COO

The Terminal by Urvin Finance · Full-time
Jun 2021 – Present · 2 mos

This is it! Everything is in place. We are ready to "test the waters" and I am excited to share with you with you The Terminal by Urvin Finance. At The Terminal we are laser-focused on creating a more equitable financial system by empowering you - and all retail investors - with the tools, information, education and agency necessary to make that change.

Please read our pitch on Wefunder to learn more about the exceptional and experienced founding team dedicated to making this happen, and to find out the terms of the investment. You can also copy, paste and share The Terminal campaign at:
https://wefunder.com/urvinfinance

We are hitting the ground running, talking to potential employees from all walks of life and backgrounds, speaking with investors of all sizes and shapes, and starting to design what the platform will look like and we are excited to share with you the paradigm shift of decentralized, individual empowerment we envision for the future.

Please reach out to learn more, and consider walking this path of change along our side, as co-equals. As investors. As a force for the future.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Invest in Urvin.Finance: The only finance-...

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1.9k Crowdfunding Access is Open Close

1.9k

r/UrvinFinance · Posted by u/dlauer 1 month ago 2 2 3 7 2 5

Crowdfunding Access is Open

Friends, Countrymen, and Apes!

This is it! Everything is in place. And we are "testing the waters" and sharing with you, our amazing community of supporters, exclusive early access to the details of our crowdfunding campaign, and of The Terminal. We're going to open things up slowly and selectively because this rocket is ready to fly, so right now we have sent emails out to those supporters who submitted an email address, and we're posting the message here.

We are laser-focused on creating a more equitable financial system by empowering you - and all retail investors - with the tools, information, education and agency necessary to make that change. Please read our pitch on Wefunder to learn more about the team dedicated to making this happen, our ideas for the platform and to find out the terms of the investment. You can also copy and paste this link into your browser: https://wefunder.com/urvinfinance

We are hitting the ground running, talking to potential employees from all walks of life and backgrounds, speaking with investors of all sizes and shapes, and starting to design what the platform will look like. We are excited to share with you the paradigm shift of decentralized, individual empowerment we envision for the future.

Please read our pitch on Wefunder and consider walking this path of change along our side, as co-equals. As investors. As a force for the future.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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r/UrvinFinance

The Terminal is the only collaborative research and education platform for retail investors with access to professional tools and data. Learn more at: https://urvin.finance and find us on twitter @UrvinTerminal

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Created Jun 18, 2021

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 **Pinned Tweet**

 **Dave Lauer** ✔ @dlauer · Jul 23
We're building a new platform to empower retail investors with the same quality data and tools as the pros, collaborative research and education/advocacy @UrvinTerminal. You can learn more and join us here:

wefunder.com/urvinfinance

Dislosure: help.wefunder.com/en_US/testing-…



The Terminal
built on urvin.finance

Invest in Urvin.Finance: The only finance-focused social platform w/ p...
The only finance-focused social platform w/ professional quality data and tools.
🔗 wefunder.com

 55    316    1.6K

Show this thread

Visit our Page on Wefunder to Learn More: wefunder.com/urvinfinance   ×

URVIN.FINANCE

Crowdfunding Campaign

The Terminal is the only finance-focused social platform with professional quality data and tools, enabling collaborative research, globally.

The Terminal has launched our crowdfunding campaign. Visit our page on Wefunder for more details, and to indicate interest in the campaign.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our Mission

The Terminal will truly democratize access to financial data and tools, and provide a unique platform for enabling communities to organize, analyze and publish compelling research and analysis. The Terminal will, at all times, seek to serve the underserved, focusing on retail investors around the world, and always putting their interests first. The Terminal will also provide comprehensive educational

 **The Terminal** @UrvinTerminal · Jul 21
We are all incredibly humbled by the fantastic support that we have received! The comments, commitments and feedback are invaluable. #thankful #TheTerminal

 **The Terminal** @UrvinTerminal · Jul 20

Invest in Urvin.Finance: The only finance-focused social platform w/ professional quality data and tools.. Disclosure: help.wefunder.com/en_US/testing-… wefunder.com/urvinfinance

    5    23

 **The Terminal** @UrvinTerminal · Jul 21
We are all incredibly humbled by the fantastic support that we have received! The comments, commitments and feedback are invaluable. #thankful #TheTerminal

 **The Terminal** @UrvinTerminal · Jul 20

Invest in Urvin.Finance: The only finance-focused social platform w/ professional quality data and tools.. Disclosure: help.wefunder.com/en_US/testing-… wefunder.com/urvinfinance

  5  23

 **The Terminal Retweeted**

 **Dave Lauer** ✔ @dlauer · Jul 23

You can support us through the crowdfunding campaign, or just by sharing and retweeting the link. Help us reach as many people as possible!

>  **Dave Lauer** ✔ @dlauer · Jul 23
>
> We're building a new platform to empower retail investors with the same quality data and tools as the pros, collaborative research and education/advocacy @UrvinTerminal. You can learn more and join us here:
>
> wefunder.com/urvinfinance
>
> Dislosure: help.wefunder.com/en_US/testing-...
>
> Show this thread

 12    232    750



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

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Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Reg A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.